EXHIBIT 20



                                                FOR IMMEDIATE RELEASE
                                                January 15, 1996

ZURN AND CMS ANNOUNCE AGREEMENT TO
PURSUE JOINT PROJECTS AND SETTLE LITIGATION


Erie, PA...Zurn Industries, Inc. and CMS Generation Co. today announced the signing of an agreement for collaboration on future power generation projects, as well as a settlement of certain litigation. The agreement strengthens and expands the relationship built over several years between Zurn and CMS and also resolves long-standing litigation related to an agricultural waste-burning power plant built by Zurn for Imperial Resource Recovery Associates, L.P. (IRRA) in Southern California.

The mutual business interests of Zurn and CMS through their affiliates have involved investments in, and construction of, wood-waste, agricultural-waste and tire-burning power plants in the United States since the late 1980's. The new agreement between the two companies builds on the existing relationships and successful projects by providing to each the right to invest in small- to medium-sized alternative energy and combined-cycle power plants under development by the other. The agreement also provides opportunities for Zurn to design, build and operate facilities for CMS. Both companies have been very active in Asia and South America and it is contemplated that these areas will be the primary geographic focus of the new projects.

The litigation concerning the IRRA facility commenced in 1990. Following a lengthy trial, an Imperial County, California jury returned a verdict against Zurn which has been under appeal and for which a loss provision was recorded by Zurn in fiscal 1994. The opportunity to resolve the matter as well as to solidify future business evolved following CMS's recent acquisition of IRRA's managing partner as part of a larger acquisition. In conjunction with the joint business activities with CMS, Zurn reached agreement with IRRA, CMS, Western Power Group and other participants to settle all litigation surrounding the Imperial project. Although specific terms of the settlement involving cash payments as well as future business considerations were not disclosed, Zurn does not anticipate any additional charge to earnings.

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                             Zurn Industries, Inc.
Page 2


Announcing the signing, Zurn Chairman and CEO Robert R. Womack said, "We concluded that it was in the best interests of our shareholders to put this lingering problem behind us and build for the future through a close working relationship with CMS and the joint business activities afforded by this
agreement.   We appreciate their confidence in our technical capabilities and look forward to using our resources in support of key CMS projects in a number of international markets."

Rodney E. Boulanger, CMS Generation President and CEO stated, "We at CMS are pleased to build on our relationship with Zurn and we look forward to future collaboration on power generation projects in the US, South America and Asia."

Zurn Industries, Inc. (New York Stock Exchange: ZRN) is a leading designer, constructor and manufacturer of systems and equipment for power generation, water control and mechanical power transmission, and Lynx golf equipment.

CMS Generation Co., a wholly-owned subsidiary of CMS Energy Corporation (New York Stock Exchange: CMS), is one of the nation's top five independent power producers with interests in 4900 megawatts from more than 25 operating power plants in the United States, Argentina and the Philippines.

                                  * * * * * *

Contacts:
Steve Adams                         Kelly M. Farr
ZURN INDUSTRIES, INC.               CMS ENERGY CORPORATION
Erie, PA  814/452-2111              Dearborn, MI  313/436-9253






















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